SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2016

ChipMOS TECHNOLOGIES (Bermuda) LTD.

(Translation of Registrant’s Name Into English)

No. 1, R&D Rd. 1, Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No   ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ChipMOS TECHNOLOGIES (Bermuda) LTD.
(Registrant)

Date: August 10, 2016	By	/S/ S. J. Cheng
	Name:	S. J. Cheng
	Title:	Chairman & Chief Executive Officer

Contacts:
In Taiwan Dr. S.K. Chen ChipMOS TECHNOLOGIES (Bermuda) LTD. +886-6-507-7712 s.k._chen@chipmos.com	In the U.S. David Pasquale Global IR Partners +1-914-337-8801 dpasquale@globalirpartners.com

ChipMOS REPORTS SECOND QUARTER 2016 RESULTS

2Q16 Highlights (as compared to 1Q16):

•	Net Revenue of US$146.7 Million Compared to US$146.6 Million

•	Gross Profit Was US$25.1 Million Compared to US$28.3 Million

•	Gross Margin of 17.1% Compared to 19.3%

•	Net Earnings of US$0.02 Per Basic Common Share and US$0.02 Per Diluted Common Share Compared to US$0.10 Per Basic Common Share and US$0.10 Per Diluted Common Share

•	Net Income for The Second Quarter of 2016 Was Adversely Impacted by US$6.5 million or US$0.24 Per Basic Common Share for The Accrual of 20% Withholding Tax on The ChipMOS Taiwan Cash Dividend Distribution and Offset by US$3.2 million or US$0.12 Per Basic Common Share for The Reversal of 10% Income Tax on The Unappropriated Earnings of ChipMOS Taiwan

•	Generated US$59.3 Million Cash from Operations

•	Used US$16.1 Million to Repurchase Shares of ChipMOS Taiwan

•	Completed Additional Investment of US$42.0 Million into Shanghai Facility

•	Retained Balance of Cash and Cash Equivalents at US$402.6 Million Compared to US$411.4 Million, with Net Cash Balance of US$102.2 Million

Hsinchu, Taiwan - 08/10/2016 - ChipMOS TECHNOLOGIES (Bermuda) LTD. (“ChipMOS” or the “Company”) (Nasdaq: IMOS), an industry leading provider of outsourced semiconductor assembly and test services (“OSAT”), today reported unaudited consolidated financial results for the second quarter ended June 30, 2016. All U.S. dollar figures in this release are based on the exchange rate of NT$32.22 against US$1.00 as of June 30, 2016.

Net revenue for the second quarter of 2016 was NT$4,727.1 million or US$146.7 million, an increase of 0.1% from NT$4,724.1 million or US$146.6 million in the first quarter of 2016 and a decrease of 6.7% from NT$5,069.1 million or US$157.3 million for the same period in 2015.

Net income attributable to equity holders of the Company for the second quarter of 2016 was NT$19.3 million or US$0.6 million, and NT$0.71 or US$0.02 per basic common share and NT$0.70 or US$0.02 per diluted common share, as compared to net income attributable to equity holders of the Company for the first quarter of 2016 of NT$92.4 million or US$2.9 million, and NT$3.38 or US$0.10 per basic common share and NT$3.35 or US$0.10 per diluted common share, and compared to net income attributable to equity holders of the Company in the second quarter of 2015 of NT$72.3 million or US$2.2 million, and NT$2.54 or US$0.08 per basic common share and NT$2.49 or US$0.08 per diluted common share. Net income for the second quarter of 2016 was adversely impacted by US$6.5 million or US$0.24 per basic common share for the accrual of 20% withholding tax on the ChipMOS Taiwan cash dividend distribution and offset by US$3.2 million or US$0.12 per basic common share for the reversal of 10% income tax on the unappropriated earnings of ChipMOS Taiwan.

The unaudited consolidated financial results of ChipMOS for the second quarter ended June 30, 2016 included the financial results of ChipMOS TECHNOLOGIES INC. (“ChipMOS Taiwan”), ChipMOS U.S.A., Inc. and ChipMOS TECHNOLOGIES (BVI) LTD. and its wholly-owned subsidiary ChipMOS TECHNOLOGIES (Shanghai) LTD (“ChipMOS Shanghai”).

S.J. Cheng, Chairman and Chief Executive Officer of ChipMOS, said, “Second quarter results were as expected. Growth in our LCD driver business was led by a rebound in small panel LCD drivers, which started in late Q216. Our memory services business was lower due to the macro DRAM segment. Mixed signal demand stable. Overall, we feel good about our capacity levels and expect to see utilization levels trend higher in the second half of 2016 based on customer feedback, an expected inventory replenishment, and higher demand for our MEMS, finger print sensor, touch driver, AMOLED, and OLED testing and assembly services. We are confident we can meet the improving demand outlook through our existing Taiwan and Shanghai facilities. Importantly, our outlook has improved over the past few weeks, following several specific customer demand indications, which will help drive sequential revenue growth in both the third and fourth quarters of 2016. Importantly, we are on track with our proposed merger of ChipMOS Taiwan and the Company having received support from shareholders and favorable recommendations from leading independent proxy voting and corporate governance advisory firms, Institutional Shareholder Services (“ISS”) and Glass Lewis. We will hold our annual general meeting of shareholders on August 12, 2016, at 9:00AM (Taipei Time) and look forward reporting the results to shareholders. We are aggressively working for closure of the Merger, with an internal target of the end of October 2016.”

S.K. Chen, Chief Financial Officer of ChipMOS, said, “Our gross margin was 17.1% for 2Q16. We ended the second quarter with a net cash balance of US$102.2 million, after generating US$59.3 million in cash from operations, with US$26.1 million invested in CapEx, and US$16.1 million used for the repurchase of shares of ChipMOS Taiwan on the open market. We also invested an additional US$42.0 million into our Shanghai facility as we ramp our capacity to support the vast existing Domestic China demand and compelling longer-term growth opportunities. We continue to work with Tsinghua Unigroup on its proposed investment. We feel confident we will be able to reach a positive outcome as we work through the regulatory approval process but we have put back-up financing in place so that we can move forward on our own if there is a delay given the extensive opportunities for growth in China.”

Selected Operation Data

	2Q16		1Q16
Revenue by segment
Testing		25%		24%
Assembly		33%		35%
LCD Driver		27%		27%
Bumping		15%		14%
Utilization by segment
Testing		67%		60%
Assembly		59%		57%
LCD Driver		77%		76%
Bumping		67%		59%
Overall		67%		63%
CapEx	US$	26.1 million	US$	35.0 million
Testing		20%		16%
Assembly		16%		12%
LCD Driver		42%		58%
Bumping		22%		14%
Depreciation and amortization expenses	US$	25.8 million	US$	25.2 million

Condensed consolidated statements of cash flows

	Period ended Jun. 30, 2016 US$ million	Period ended Jun. 30, 2015 US$ million
Net cash generated from (used in) operating activities	59.3	89.5
Net cash generated from (used in) investing activities	(63.8)	(82.0)
Net cash generated from (used in) financing activities	30.7	(26.4)
Net increase (decrease) in cash and cash equivalents	26.2	(18.9)
Effect of exchange rate changes on cash	0.0	0.5
Cash and cash equivalents at beginning of period	376.4	473.8
Cash and cash equivalents at end of period	402.6	455.4

Third Quarter 2016 Outlook

The Company expects revenue for the third quarter of 2016 will increase approximately 3% to 7% as compared to the second quarter of 2016. The Company expects gross margin on a consolidated basis to be in the range of approximately 16% to 20% for the third quarter of 2016. The Company expects depreciation and amortization expenses for the third quarter of 2016 to be approximately US$26 million. Operating expenses are expected to be approximately 8% to 11% of revenues in the third quarter of 2016. The Company expects CapEx spending to be approximately US$43 million in the third quarter of 2016, as the Company continues to build-up LCD driver capacity at its Shanghai facility. The total number of the Company’s outstanding common shares at the end of the third quarter of 2016 is expected to be approximately 27 million.

Investor Conference Call / Webcast Details

ChipMOS will review detailed second quarter 2016 results on Wednesday, August 10, 2016 at 7:00 PM Eastern Time (7:00 AM Taiwan time, Thursday, August 11, 2016). The conference call-in number is +1-201-689-8562. A live webcast of the conference call will be available at ChipMOS’ website at http://www.chipmos.com. The playback is scheduled to be available in 2 hours after the conclusion of the conference call and will be accessible by dialing +1-858-384-5517, with confirmation ID number 13640870.

About ChipMOS TECHNOLOGIES (Bermuda) LTD.:

ChipMOS TECHNOLOGIES (Bermuda) LTD. (“ChipMOS” or the “Company”) (NASDAQ: IMOS) (http://www.chipmos.com) is an industry leading provider of semiconductor assembly and test services. With advanced facilities in Hsinchu and Southern Taiwan Science Parks in Taiwan and Qingpu Industrial Zone, Shanghai, China, ChipMOS and its subsidiaries provide assembly and test services to a broad range of customers, including leading fabless semiconductor companies, integrated device manufacturers and independent semiconductor foundries. The Company’s majority-owned subsidiary, ChipMOS Taiwan, is listed on TWSE under Stock Ticker 8150.

Forward-Looking Statements

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors are included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.

About Non-Generally Accepted Accounting Principles (“Non-GAAP”) Financial Measures

To supplement the consolidated financial results presented in accordance with International Financial Reporting Standards (“IFRS”), ChipMOS uses non-GAAP free cash flow, non-GAAP earnings before interest, taxes, depreciation and amortization (“EBITDA”) and non-GAAP net debt to equity ratio in this press release. The non-GAAP free cash flow represents operating profit plus depreciation, amortization and interest income and less capital expenditures, non-controlling interests, interest expenses, income tax expense and dividend. The non-GAAP EBITDA represents operating profit plus depreciation and amortization. The non-GAAP net debt to equity ratio represents the ratio of net debt, the sum of debt less cash and cash equivalent, divided by equity attributable to equity holders of the Company. These non-GAAP financial measures may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently.

The presentation of non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with IFRS.

ChipMOS considers the use of non-GAAP free cash flow, non-GAAP EBITDA and non-GAAP net debt to equity ratio provides useful information to management to manage the Company’s business and make financial and operational decisions and also to the investors to understand and evaluate the Company’s business and operating performance. For more information on these non-GAAP financial measures, please refer to the table captioned “Reconciliations of Non-GAAP Measures to the Nearest Comparable GAAP Measures” in this press release.

- FINANCIAL TABLES FOLLOW BELOW -

ChipMOS TECHNOLOGIES (Bermuda) LTD.

UNAUDITED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

For the Three Months Ended Jun. 30, Mar. 31, 2016, and Jun. 30, 2015

Figures in Million of U.S. dollars (USD) (1)

Except for Per Share Amounts and Shares Outstanding

	3 months ended
	Jun. 30, 2016	Mar. 31, 2016	Jun. 30, 2015
	USD	USD	USD
Revenue	146.7	146.6	157.3
Cost of revenue	(121.6)	(118.3)	(122.1)

Gross profit	25.1	28.3	35.2

Other operating income	2.7	1.1	0.7
Research and development expenses	(6.7)	(6.2)	(5.2)
Sales and marketing expenses	(0.7)	(0.6)	(0.9)
Administrative and general expenses	(6.7)	(6.6)	(5.7)
Other operating expenses	(0.6)	0.0	(1.0)

Operating profit	13.1	16.0	23.1

Non-operating income (expenses), net	(1.0)	(5.8)	(1.8)

Profit (loss) before tax	12.1	10.2	21.3
Income tax benefit (expense)	(4.6)	(3.2)	(11.2)

Profit (loss) for the period	7.5	7.0	10.1

Attributable to:
Equity holders of the Company	0.6	2.9	2.2
Non-controlling interests	6.9	4.1	7.9

	7.5	7.0	10.1

Profit (loss) for the period
Other comprehensive income (loss)
Exchange differences on translation of foreign operations	(2.0)	(0.4)	0.4

Total other comprehensive income (loss)	(2.0)	(0.4)	0.4

Total comprehensive income (loss)	5.5	6.6	10.5

Attributable to:
Equity holders of the Company	(0.6)	2.7	2.4
Non-controlling interests	6.1	3.9	8.1

	5.5	6.6	10.5

Earnings (loss) per share attributable to the Company - basic	0.02	0.10	0.08

Weighted average shares outstanding (in thousands) - basic	27,328	27,305	28,512

Net income (loss) attributable to the Company - diluted	0.6	2.9	2.2

Earnings (loss) per share attributable to the Company - diluted	0.02	0.10	0.08

Weighted average shares outstanding (in thousands) - diluted	27,583	27,579	29,059

Note:

(1)	All U.S. dollar figures in this release are based on the exchange rate of NT$32.22 against US$1.00 as of Jun. 30, 2016. The convenience translation should not be construed as representations that the NT dollar amounts have been, or could be in the future be, converted into US dollars at this or any other exchange rate.

ChipMOS TECHNOLOGIES (Bermuda) LTD.

UNAUDITED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

For the Three Months Ended Jun. 30, Mar. 31, 2016, and Jun. 30, 2015

Figures in Million of NT dollars (NTD)

Except for Per Share Amounts and Shares Outstanding

	3 months ended
	Jun. 30, 2016	Mar. 31, 2016	Jun. 30, 2015
	NTD	NTD	NTD
Revenue	4,727.1	4,724.1	5,069.1
Cost of revenue	(3,918.7)	(3,812.1)	(3,933.6)

Gross profit	808.4	912.0	1,135.5

Other operating income	87.2	34.2	23.4
Research and development expenses	(217.5)	(200.9)	(169.7)
Sales and marketing expenses	(21.0)	(18.3)	(28.7)
Administrative and general expenses	(216.6)	(212.0)	(183.4)
Other operating expenses	(18.4)	(0.5)	(32.0)

Operating profit	422.1	514.5	745.1

Non-operating income (expenses), net	(31.7)	(185.7)	(58.0)

Profit (loss) before tax	390.4	328.8	687.1
Income tax benefit (expense)	(147.6)	(104.6)	(361.2)

Profit (loss) for the period	242.8	224.2	325.9

Attributable to:
Equity holders of the Company	19.3	92.4	72.3
Non-controlling interests	223.5	131.8	253.6

	242.8	224.2	325.9

Profit (loss) for the period
Other comprehensive income (loss)
Exchange differences on translation of foreign operations	(67.1)	(11.4)	13.0

Total other comprehensive income (loss)	(67.1)	(11.4)	13.0

Total comprehensive income (loss)	175.7	212.8	338.9

Attributable to:
Equity holders of the Company	(20.6)	86.3	79.2
Non-controlling interests	196.3	126.5	259.7

	175.7	212.8	338.9

Earnings (loss) per share attributable to the Company - basic	0.71	3.38	2.54

Weighted average shares outstanding (in thousands) - basic	27,328	27,305	28,512

Net income (loss) attributable to the Company - diluted	19.3	92.4	72.3

Earnings (loss) per share attributable to the Company - diluted	0.70	3.35	2.49

Weighted average shares outstanding (in thousands) - diluted	27,583	27,579	29,059

ChipMOS TECHNOLOGIES (Bermuda) LTD.

UNAUDITED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As of Jun. 30, Mar. 31, 2016, and Jun. 30, 2015

Figures in Million of U.S. dollars (USD) (1)

	Jun. 30, 2016	Mar. 31, 2016	Jun. 30, 2015
	USD	USD	USD
ASSETS
Non-current assets
Available-for-sale financial assets	0.3	0.3	0.6
Investment in associates	11.0	11.0	10.2
Property, plant & equipment	447.2	447.3	425.4
Other non-current assets	11.3	11.5	10.9

Total non-current assets	469.8	470.1	447.1

Current assets
Inventories	67.0	54.4	54.8
Accounts and notes receivable	120.2	116.7	128.0
Short-term deposits	2.1	2.2	2.3
Other current assets	12.0	8.8	8.2
Cash and cash equivalents	402.6	411.4	455.4

Total current assets	603.9	593.5	648.7

Total assets	1,073.7	1,063.6	1,095.8

EQUITY AND LIABILITIES
EQUITY
Issued capital	1.0	1.0	1.0
Capital surplus	297.0	300.4	370.5
Retained earnings	86.3	85.7	78.3
Other component of equity	13.2	14.4	14.3

Equity attributable to equity holders of the Company	397.5	401.5	464.1

Non-controlling interests	216.2	242.3	201.6

Total equity	613.7	643.8	665.7

LIABILITIES
Non-current liabilities
Bank loans – non-current portion	255.8	192.7	179.4
Other non-current liabilities	18.6	18.8	18.0

Total non-current liabilities	274.4	211.5	197.4

Current liabilities
Accounts payable and payables to contractors and equipment suppliers	40.0	45.4	41.5
Other current liabilities	101.0	75.8	107.4
Bank loans – current portion	—	48.1	46.6
Short-term bank loans	44.6	39.0	37.2

Total current liabilities	185.6	208.3	232.7

Total liabilities	460.0	419.8	430.1

Total equity and liabilities	1,073.7	1,063.6	1,095.8

Note:

(1)	All U.S. dollar figures in this release are based on the exchange rate of NT$32.22 against US$1.00 as of Jun. 30, 2016. The convenience translation should not be construed as representations that the NT dollar amounts have been, or could be in the future be, converted into US dollars at this or any other exchange rate.

ChipMOS TECHNOLOGIES (Bermuda) LTD.

UNAUDITED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As of Jun. 30, Mar. 31, 2016, and Jun. 30, 2015

Figures in Million of NT dollars (NTD)

	Jun. 30, 2016	Mar. 31, 2016	Jun. 30, 2015
	NTD	NTD	NTD
ASSETS
Non-current assets
Available-for-sale financial assets	10.0	10.0	18.5
Investment in associates	355.1	353.0	327.6
Property, plant & equipment	14,409.4	14,413.2	13,708.8
Other non-current assets	364.7	369.2	352.6

Total non-current assets	15,139.2	15,145.4	14,407.5

Current assets
Inventories	2,159.0	1,753.0	1,766.9
Accounts and notes receivable	3,872.4	3,760.8	4,122.8
Short-term deposits	66.0	72.3	74.7
Other current assets	387.5	283.5	264.1
Cash and cash equivalents	12,971.2	13,255.0	14,672.1

Total current assets	19,456.1	19,124.6	20,900.6

Total assets	34,595.3	34,270.0	35,308.1

EQUITY AND LIABILITIES
EQUITY
Issued capital	32.1	32.0	33.4
Capital surplus	9,568.3	9,678.1	11,938.9
Retained earnings	2,779.5	2,760.1	2,525.4
Other component of equity	425.9	465.8	459.3

Equity attributable to equity holders of the Company	12,805.8	12,936.0	14,957.0

Non-controlling interests	6,966.4	7,806.3	6,494.3

Total equity	19,772.2	20,742.3	21,451.3

LIABILITIES
Non-current liabilities
Bank loans – non-current portion	8,242.2	6,209.0	5,780.0
Other non-current liabilities	601.0	607.8	579.9

Total non-current liabilities	8,843.2	6,816.8	6,359.9

Current liabilities
Accounts payable and payables to contractors and equipment suppliers	1,289.4	1,463.0	1,337.9
Other current liabilities	3,253.2	2,443.7	3,460.3
Bank loans – current portion	—	1,549.0	1,500.0
Short-term bank loans	1,437.3	1,255.2	1,198.7

Total current liabilities	5,979.9	6,710.9	7,496.9

Total liabilities	14,823.1	13,527.7	13,856.8

Total equity and liabilities	34,595.3	34,270.0	35,308.1

RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES

The table below sets forth a reconciliation of our operating profit to non-GAAP free cash flow for the periods indicated:

	Three months ended
	Jun. 30, 2016	Mar. 31, 2016	Jun. 30, 2015
	USD	USD	USD
Operating profit	13.1	16.0	23.1
Add: Depreciation	25.8	25.1	23.4
Amortization	0.0	0.0	0.0
Interest income	0.4	0.4	0.6
Less: Capital expenditures	(26.1)	(35.0)	(21.9)
Non-controlling interest	(6.9)	(4.1)	(7.9)
Interest expense	(1.0)	(1.0)	(1.0)
Income tax expense	(4.6)	(3.2)	(11.2)
Dividend	—	—	—

Non-GAAP free cash flow	0.7	(1.8)	5.1

The table below sets forth a reconciliation of our operating profit to non-GAAP EBITDA for the periods indicated:

	Three months ended
	Jun. 30, 2016	Mar. 31, 2016	Jun. 30, 2015
	USD	USD	USD
Operating profit	13.1	16.0	23.1
Add: Depreciation	25.8	25.2	23.4
Amortization	0.0	0.0	0.0

Non-GAAP EBITDA	38.9	41.2	46.5

The table below sets forth a calculation of our non-GAAP net debt to equity ratio for the periods indicated:

	Jun. 30, 2016	Mar. 31, 2016	Jun. 30, 2015
	USD	USD	USD
Short-term bank loans	44.6	39.0	37.2
Long-term bank loans (including current portion)	255.8	240.8	226.0
Less: Cash and cash equivalents	(402.6)	(411.4)	(455.4)

Net debt	(102.2)	(131.6)	(192.2)

Equity attributable to equity holders of the Company	397.5	401.5	464.1

Net debt to equity ratio	-25.7%	-32.8%	-41.4%